                           [TROY & GOULD LETTERHEAD]


                                                                 File No. 2210-4


                                                               December 5, 2008

VIA FEDEX AND EDGAR

Ms. Jennifer Hardy
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      WORLD WASTE TECHNOLOGIES, INC.
         AMENDMENT NO. 2 TO PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14A FILED NOVEMBER 7, 2008
         FILE NO. 001-11476

         FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
         FILED MARCH 31 2008
         FILE NO. 001-11476

         FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008
         FILED AUGUST 15, 2008
         FILE NO. 001-11476

Dear Ms. Hardy:

         On behalf of World Waste Technologies, Inc., a California corporation ("WORLD WASTE" or the "COMPANY"), we have enclosed for filing Amendment No. 3 ("AMENDMENT NO. 3") to the above referenced Preliminary Proxy Statement on
Schedule 14A (the "PROXY STATEMENT"), that was initially filed with the Securities and Exchange Commission (the "COMMISSION") on August 28, 2008. On a supplemental basis, we have also enclosed a copy of Amendment No. 3 that has been marked to show the changes that have been made to Amendment No. 2 to the Proxy Statement.

         By its letter dated November 18, 2008, the staff of the Commission (the "STAFF") provided World Waste with additional comments on the Proxy Statement and on World Waste's Form 10-K and Form 10-Q. We have set forth below the responses of World Waste to the Staff's comments.

Ms. Jennifer Hardy
December 5, 2008
Page 2



AMENDMENT NO. 2 TO PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14a
--------------------------------------------------------------------

General
-------

1. Please update the financial statements and corresponding financial information included to comply with Rule 8-08 of Regulation S-X.

         COMPANY RESPONSE
         ----------------

         The financial statements and corresponding financial information have been updated throughout the Proxy Statement.

2. Please note that we are continuing to review your response to comment 3 in our letter dated September 25, 2008. If necessary, we will issue a follow up comment on your response at a later date.

         COMPANY RESPONSE
         ----------------

         Noted.

Opinion of the Financial Advisor of the Special Committee of World Waste's Board
--------------------------------------------------------------------------------
of Directors, page 37
---------------------

3. We note your response to comment 8 in our letter dated October 24, 2008. In this section, please disclose the second paragraph of your response to comment 8. Additionally, please clearly state the forms of consideration Livingstone determined were fair and the forms that Livingstone did not directly opine on.

         COMPANY RESPONSE
         ----------------

         As requested, the second paragraph of the response to prior comment 8 has been added to the Proxy Statement.

         The following disclosure has also been added, to clearly state the forms of consideration Livingstone determined were fair and the forms that Livingstone did not directly opine on:

         "In addition to the $7.0 million cash merger consideration, the debt at closing of approximately $4.0 million, the working capital deficit of approximately $3.2 million and the $5.0 million cash balance as of the closing, Livingstone reviewed other potential forms of consideration in its analysis of enterprise value for purposes of its opinion. Specifically, Livingstone analyzed World Waste's material assets, agreements, memorandums of understanding, and intellectual property (collectively, "BIOGASIFICATION ASSETS") and other assets that will remain with Vertex Nevada post close. Other than the Biogasification Assets, Livingstone determined that all other assets of World Waste have zero value and therefore had no impact on Livingstone's enterprise value calculation, nor on its opinion relative to the fairness of the merger."

Ms. Jennifer Hardy
December 5, 2008
Page 3


Fairness Methodology, page 42
-----------------------------

4. We note your response to comment 11 in our letter dated October 24, 2008. You disclose that Livingstone applied a 25% comparability discount to its findings to account for the size discrepancy. Given that the three selected public companies still appear to be clearly more significant than Vertex Nevada in terms of assets and operations, please expand your discussion to address the basis for using this percentage amount. Please also provide us with any documentation which supports the basis for using this percentage, including the relevant portion of Ibbotson' s Valuation Edition 2007.

         COMPANY RESPONSE
         ----------------

         The discussion in the Proxy Statement relating to the basis for using a 25% comparability discount has been expanded as follows:

         "To account for the discrepancy in total assets, enterprise value, and operating scale between Vertex Nevada and each of the three public companies that were selected as being comparable to Vertex Nevada, Livingstone applied a 25% comparability discount to the aggregate mean enterprise value multiple of EBITDA of each of these selected companies. Livingstone determined 25% to be an appropriate size and comparability discount based on (i) historical return, size premium and CAPM-theory research published by Morningstar/Ibbotson's (a nationally recognized source of historical returns, size premiums and CAPM theory), and (ii) Livingstone's expertise in valuing smaller middle market companies compared to larger publicly-traded companies. According to Morningstar/Ibbotson's Valuation Edition, 2007, the size premium, defined as the return in excess of CAPM for companies residing in the "10-b decile" with market capitalizations below $173,439, is 9.68%. Livingstone attributed 38.72% of the total 25% comparability discount (or 9.68%) to this published research. In applying its experience in valuing lower middle-market companies compared to larger publicly-traded companies, Livingstone determined that numerous comparability factors should also be considered in setting an appropriate comparability discount, including, but not limited to, total assets, market capitalization, enterprise value, markets served, customer and supplier concentration, total revenue, EBITDA and EBITDA margin, lines of business, and overall financial performance. The balance of the total 25% comparability discount (or 15.32%) was attributed to Vertex Nevada's smaller size and scale of total assets, operations, lines of business, revenue, EBITDA and EBITDA margin relative to the larger comparable public companies selected in the analysis. Livingstone also took into account the fact that the Vertex Nevada Business has significant customer, supplier and market concentration compared to the more diversified operating platforms of the three selected public comparable companies."

Ms. Jennifer Hardy
December 5, 2008
Page 4


         Attached as EXHIBIT D to this letter are the relevant portions of the Morningstar/Ibbotson research.

1(A) Comparable Company Analysis, page 42
-----------------------------------------

5. We note your revised disclosure in response to comment 12 in our letter dated October 24, 2008. However, please clarify whether the TTM value is $2.2 million as disclosed in your response or $2.6 million as disclosed in your revised disclosure on page 43.

         COMPANY RESPONSE
         ----------------

         The TTM EBITDA value for Vertex Nevada is $2.6 million for the period ending June 30, 2008. The disclosure has been revised accordingly.

Valuation Summary, page 47
--------------------------

6. We note your statement that Livingstone arrived at an assessed fairness opinion enterprise value of approximately $21.0 million for Vertex Nevada. However, on page 35 of the Fairness Memorandum, it appears that Livingstone assessed Vertex with an enterprise value of approximately $19.1 million. Please advise or revise accordingly.

         COMPANY RESPONSE
         ----------------

         A copy of the revised Fairness Memorandum, which properly sets forth the enterprise value of approximately $21.0 million, is being supplementally provided to the Staff under separate cover on a confidential basis.

         Livingstone revised its fairness opinion enterprise value to $21.0 million based on the following:

         o Updated baseline EBITDA metric to reflect actual performance through TTM June 2008 based on financial information received in revised Vertex Nevada projections;

Ms. Jennifer Hardy
December 5, 2008
Page 5


         o Updated public comparable company valuation analysis to reflect market capitalizations through November 5, 2008;

         o Revised baseline projections to reflect updated forecast from Vertex Nevada; and

         o Updated weighted average cost of capital calculation to reflect updated capitalization structures and betas from public comparable companies.

         The disclosure has been updated to reflect the revised assessed fairness opinion enterprise value.

Selected Unaudited Pro Forma Combined Financial Information, page 92
--------------------------------------------------------------------

7. It is not clear how you arrived at the equivalent pro forma per share data amounts based on the terms of the exchange. Please clearly disclose how you arrived at each of the amounts. Please refer to the Instruction to Item 3(f) of Part I.A. of the Form S-4.

         COMPANY RESPONSE
         ----------------

         Further information and disclosures have been included within the unaudited pro forma combined financial information to make the calculations more readily understandable.

Management's Discussion and Analysis of Results of Financial Condition and
--------------------------------------------------------------------------
Operations - Vertex Nevada, page 96
-----------------------------------

Results of Operations for the Fiscal Year Ended December 31, 2007 Compared to
-----------------------------------------------------------------------------
the Fiscal Year Ended December 31, 2006, page 103
-------------------------------------------------

8. We note your response to comment 17 in our letter dated October 24, 2008. You disclose that the Refining and Marketing division increased its gross margin from $435,244 or 8.38% for the year ended December 31, 2006 to $1,622,458 or 20.29% for the year ended December 31, 2007. You state that production increases and commodity price increases resulted in the favorable revenues and gross profit in 2007 compared to 2006. It remains unclear why the gross margin percentage increased from 8.38% to 20.29%. Please clarify.

         COMPANY RESPONSE
         ----------------

         The MDA has been amended to clarify this increase.

         There is a four to six week product build and processing time from when products are purchased and processed to when they are sold. During times of rising markets, like what was experienced during 2007 and the first half of 2008, Vertex Nevada's margins increase. If prices had remained fixed, Vertex Nevada's gross margins would have been 8% to 9%.

Ms. Jennifer Hardy
December 5, 2008
Page 6


         To illustrate the point, the table below sets forth the pricing of unleaded gasoline during the first half of 2007. Although Vertex Nevada does not process unleaded gasoline, the price volatility of its feedstock and product is similar to that of gasoline.

Example: Unleaded Gasoline Monthly Average (2007)       % Increase
-------------------------------------------------       ----------
January                            $ 1.4094
February                           $ 1.6252                 15%
March                              $ 1.8614                 15%
April                              $ 2.1838                 17%


         By purchasing feedstock in January 2007 and generating the sales revenue in March 2007 (within six weeks), the short-term market volatility resulted in a $0.45 profit per gallon before Vertex Nevada even processed the feedstock or counted the discounts that it realized from aggregating and transporting the feedstock from its suppliers.

         This upward trend continued during 2007. Because the price of the end products sold by the Refining and Marketing division tracks with commodity prices, the profitability of this division is driven by the ability to efficiently acquire and aggregate feedstock at substantial discounts to the market. In addition, Vertex Nevada seeks to reduce its commodity price risk (during the 4-6 week cycle) by maintaining a policy of purchasing feedstocks at discounts sufficient to provide adequate protection against market volatility. Other costs of revenues not tied to commodity pricing, such as transportation, analytical costs and processing costs, remained relatively stable between periods, further augmenting the increase in gross margin percentages.

Liquidity and Capital Resources, page 106
-----------------------------------------

9. We note your statement that World Waste may loan Vertex Nevada up to $1.0 million for general working capital and to accelerate expansion of Vertex Nevada's thermo-chemical upgrading process capacity. Please disclose this possibility in the following sections: Summary of the Proxy Statement -- The Merger on page 6 and The Merger on page 29.

         COMPANY RESPONSE
         ----------------

         The requested disclosure has been made.

Ms. Jennifer Hardy
December 5, 2008
Page 7


Financial Statements
--------------------

Vertex Energy, L.P.
-------------------

General
-------

10. We note your response to comment 18 in our letter dated October 24, 2008. Your response appears to indicate that each company has its own set of books. Please clarify whether there were separate books for the Black Oil division and separate books for the Refining and Marketing division. If these divisions do have separate books and financial statements, please advise why carve-out financial statements were created instead of using the division financial statements with any necessary allocation of overhead expenses of the Parent company.

         COMPANY RESPONSE
         ----------------

         Each of the Black Oil and Refining and Marketing divisions have separate books. The books of the Black Oil division, however, also reflect overhead related to the subsidiaries of Vertex LP that are not being transferred to Vertex Nevada in the merger and are not related to the Black Oil division operations. Accordingly, the division financial statements were not used and the carve-out was necessary to eliminate transactions unrelated to the Black Oil division, so as to properly present the combined financial results of the Refining and Marketing division and the Black Oil division (in each case as reflected on such division's books, but with appropriate overhead allocations).

         For the convenience of the Staff, attached to this letter as Exhibit A is a revised version of Exhibit A previously provided to the Staff in response to comment 18 to the Staff's letter dated October 24, 2008.

11. For adjustment (a), please clarify whether each division and/or business has their own bank account and general ledger cash account. If not, clarify the methodology used to determine which cash balances relate to which operations. You state that a portion of the $8,083 which has been allocated to the carved-out operations relates to businesses that are not being transferred. Tell us the specific amount and further advise why you continue to include these amounts in the carve-out financial statements.

         COMPANY RESPONSE
         ----------------

         Each division and/or business has its own bank account and general ledger cash account. The Black Oil division's cash balance at December 31, 2007 was $8,083. Upon further review of the detail included in this balance, it has been determined that all but an immaterial amount of this balance is allocable to the Black Oil division business that is being transferred to Vertex Nevada. Accordingly, 100% of this amount has been included in the carve-out cash balance.

Ms. Jennifer Hardy
December 5, 2008
Page 8


12. For adjustment (d), please provide us with a detail of the prepaid expenses included in the carved-out financial statements. Please explain the nature of each component and corresponding amount as well as how you determined that the item is related to the carved-out operations. You state that Insurance and Marketing expenses for Vertex LP and its subsidiaries are included in this amount as well. This indicates that a portion of the prepaid expense line item included in the carve-out financial statements is not related to the carved-out operations. Please advise.

         COMPANY RESPONSE
         ----------------

         The $598,000 of prepaid expenses reflected in the consolidated balance is comprised of $645,775 of advances to the suppliers of the Black Oil division directly attributable to the Omega contract, less an underpayment of $47,775 made by a subsidiary with respect to insurance and marketing expenses that are unrelated to the businesses being transferred. Accordingly, the total prepaid expenses that relate to the carved-out operations is properly recorded as $645,775.

13. Please disclose how you were able to determine which vendor and creditor obligations specifically related to the carved-out operations in adjustment (h).

         COMPANY RESPONSE
         ----------------

         Vertex LP maintains a separate accounts payable detail trial balance for each of the Black Oil and Refining and Marketing divisions. As described above, however, the books of the Black Oil division also reflect transactions related to the subsidiaries of Vertex LP that are not being transferred to Vertex Nevada in the merger and are not related to the Black Oil division operations. Additionally, each subsidiary of Vertex LP (namely, Vertex Recovery, VRM, CMT, H&H Oil and Crossroad Carriers) has its own set of books, including an accounts payable detail trial balance. The first step in determining which vendor and creditor obligations specifically relate to the carved-out operations is to eliminate the obligations relating to these subsidiaries. Next, each remaining vendor and invoice (i.e. those that are reflected in the division financials of each of the Black Oil division and the Refining and Marketing divisions) was reviewed to determine if the obligation was specifically related to the carve-out operations being transferred. Vendors and invoices that did not relate to the business being transferred were eliminated from the balance. Accordingly, the carve-out balance properly reflects (i) the total amount reflected on the consolidated balance sheet, less (ii) the amounts attributable to each subsidiary, and less (iii) the amounts reflected in the books of the Black Oil and Refining and Marketing divisions but that do not relate to such divisions' operations.

Ms. Jennifer Hardy
December 5, 2008
Page 9


14. Adjustment (h) appears to only relate to the accounts payable line item. Please clearly explain the nature of each of the remaining liability adjustment amounts and correspondingly why the liability amounts have been excluded from the carve-out financial statements. Please also explain the nature of any liability amounts being added to arrive at the carve-out financial statement amounts.

         COMPANY RESPONSE
         ----------------

         None of the other liability amounts relate to the businesses being transferred and accordingly, all of such amounts have properly been eliminated from the carve-out financials.

         Other current liabilities of $451,000 is comprised of the following:

         (i) A $137,670 equipment loan incurred by Vertex LP on behalf of Crossroad Carriers, 100% of which was billed back to Crossroad by Vertex LP;

         (ii) $200,225 of deposits made by third parties to Vertex LP's lock-box on behalf of its subsidiaries. These deposits are promptly transferred to the bank accounts of the appropriate subsidiary; the balance at year end represents deposits received at the end of December 31, 2007, but not transferred until January 2008; and

         (iii) a $113,105 balance due to one of the subsidiaries for a cash advance to Vertex LP.

         The line of credit of $2,150,000 was incurred on behalf of Vertex Recovery and Cedar Marine Terminals, and is not related to the businesses being transferred.

         Notes payable to related parties of $34,000 represents amounts due to the original partners of Vertex LP. This amount is unrelated to the businesses being transferred and is therefore excluded from the carve-out financial statements.

         All of the long-term debt, including other contingent liabilities and minority interests (current and long term portion) is related to bank financing incurred for equipment loans, acquisitions related to Vertex Recovery and H&H Oil, and facility improvements at CMT, none of which relate to any of the businesses being transferred.

Ms. Jennifer Hardy
December 5, 2008
Page 10


15. For adjustment (j), you indicate that you included all of the revenues related to the Black Oil division. Your disclosures elsewhere, including page 86, indicate that you have revenues from multiple customers even though the carved-out operations are supposed to be only related to one significant customer. Please confirm that you only included the portion of the revenues and costs of revenues associated with the one significant customer in the carve-out financial statements.

         COMPANY RESPONSE
         ----------------

         Although revenue from the Black Oil division is related to one significant customer (Omega), revenue in the carved-out financial statements also includes revenue from the Refining and Marketing division. The Refining and Marketing division sells to major oil companies and other large petroleum trading and blending companies. The revenues product included in the carve-out financial statements includes revenue from both of these divisions. Accordingly, Vertex Nevada believes that the disclosure in this regard is correct.

16. You have excluded the majority of Vertex Energy LP's selling, general and administrative expenses and you included the majority of their revenues. Please provide an explanation for each component of the selling, general and administrative expenses line item on your statements of operations to clearly explain the amounts that have been excluded from the carve-out financial statements.

         COMPANY RESPONSE
         ----------------

         EXHIBIT B to this letter sets forth an explanation of each component of selling, general and administrative expenses, indicating which items have been excluded from the carve-out financials. Most of the expenses not included in the carve-out financial are the direct expenses of the subsidiaries of Vertex LP that are unrelated to the businesses being transferred. Additional expenses include auto and truck expense, consulting, conferences and seminars and contributions incurred by Vertex LP. These expenses, which relate to overall corporate management, oversight and business development, were incurred directly by Vertex LP in support of its subsidiaries and are unrelated to the businesses being transferred. The Black Oil and Refining and Marketing divisions have their own separate management, accounting, billing and payroll operation accounts. These selling, general and administrative expenses are included in the carved-out financials as direct expenses.

         The basis of allocation for each of the amounts included in the carve-out balance is discussed below in the response to comment 25.

Ms. Jennifer Hardy
December 5, 2008
Page 11


17. Please disclose the nature of the items included in the other expense line item and how you determined that they were not related to the carved-out operations.

         COMPANY RESPONSE
         ----------------

         The other expense items ($261,000) consist of the following:

         (i) Cedar Marine Terminal-bad debt expense of $104,181;

         (ii) Cedar Marine Terminal- dock repairs of $81,770;

         (iii) Cedar Marine Terminal- miscellaneous expenses of $903.00;

         (iv) Crossroad Carriers-bad debt expense of $4,857;

         (v) Crossroad Carriers-loss on sale of equipment of $4,586;

         (vi) Vertex LP-environmental fees of $61,174; and

         (vii) Vertex LP-entertainment expense $3,529.

         The expenses described in (i) through (v) were incurred by subsidiaries of Vertex LP and are unrelated to the businesses being transferred. Although the expenses described in (vi) and (vii) were incurred directly by Vertex LP, they have also been excluded because they were incurred in support of the subsidiaries' businesses (overall corporate management, oversight and corporate development) and do not relate to the businesses being transferred.

18. Please provide an explanation for each adjustment, including the adjustment to related parties revenues and investment income.

         COMPANY RESPONSE
         ----------------

         The revenue line appearing in the consolidated statement of income includes revenues generated by Vertex LP and all of its subsidiaries. In order to properly identify the components of revenue of the carve-out operations that were generated by related parties, a "revenues-related parties" line item was added to the carve out financials. The related party revenues of $2,181,559 generated by the Black Oil Division and the Refining and Marketing division are comprised of: oil sales of $2,039,589 (including $1,339,179 of sales to Vertex Recovery), commissions of $102,065, offsite storage revenue of $18,940, surveying revenue of $8,560 and service revenue of $12,405.

Ms. Jennifer Hardy
December 5, 2008
Page 12


         The $11,000 of investment income was generated from accounts belonging to the subsidiaries of Vertex LP that are not part of the assets being transferred.

         The $195,000 loss from discontinued operations was related to abandonment of a joint venture that was entered into by one of Vertex LP's subsidiaries and was unrelated to the businesses being transferred.

Notes to the Financial Statements
---------------------------------

Note 1.  Basis of Presentation and Nature of Operations, page F-7
-----------------------------------------------------------------

Company Operations, Page F-7
----------------------------

19. We note your response to comment 21 in our letter dated October 24, 2008. For the third party contracts listed on page F-9 and the related party contracts listed on page F-15, please disclose your basis for assuming that these transactions and agreements will be in place in order for you to be able to continue to operate your business, including whether you have received any firm commitments in this regard. It appears that all of these contracts were in place in prior periods. Please confirm. Please confirm that the impact of all of these contracts is reflected in the historical financial statements. If not, please clarify which contracts have not been reflected and why. The statement of operations line item does not appear to indicate that there are any related party cost of revenue amounts.

         COMPANY RESPONSE
         ----------------

         Vertex Nevada has added disclosure setting forth the basis for assuming that the third party and related party arrangements will be in place following the merger to enable Vertex Nevada to continue to operate its business, despite the fact that it does not have any firm commitments in this regard. The third party contracts that were in place in prior periods are the Omega Refining and KMTEX agreements. As disclosed, these contracts have expired, although Vertex Nevada is in the process of negotiating new contracts. Additionally, Vertex Nevada plans to enter into a services agreement to ensure access to services currently being provided by related parties. Vertex Nevada confirms with the Staff that all of the transactions and relations that Vertex Nevada anticipates will continue after the merger and all of the agreements that it needs to conduct its business, have been disclosed and that their impact is reflected in the historical financial statements.

Although the statement of operations line item does not disclose related party cost of revenue, Vertex Nevada did in fact generate related party cost of revenues for the periods presented. Related party cost of revenues consisted of various cost items such as terminal storage costs, transportation costs, product inventory costs, and analytical costs. None of these costs, however were related to the revenue set forth under revenues-related parties. Accordingly, Vertex Nevada determined that it would be confusing to the reader to include related party cost of revenues as a separate line item on the financial statements. A detailed description of related party cost of revenues is instead disclosed in
Note 5 to the financial statements.

Ms. Jennifer Hardy
December 5, 2008
Page 13


20. We reissue comment 22 in our letter dated October 24, 2008. Please clearly disclose the risks of not having a non-compete agreement signed by Vertex Energy, L.P. and its affiliates or tell us where these disclosures are located.

         COMPANY RESPONSE
         ----------------

         The Company believes that these risks are adequately disclosed under "Risk Factors- Potential competition from Vertex LP's existing employees and affiliated entities could negatively impact Vertex Nevada's profitability" on page 23 of the Proxy Statement.

Note 2. Summary of Significant Accounting Policies, page F-10
-------------------------------------------------------------

Cash and Cash Equivalents, page F-10
------------------------------------

21. We note your response to comment 23 in our letter dated October 24, 2008. Please also disclose how you determined these unleaded gas and heating oil contracts were highly liquid and readily convertible to known amounts of cash. Please also describe the terms of these contracts. Refer to paragraph 8 of SFAS 95.

         COMPANY RESPONSE
         ----------------

         The contracts do not have "an insignificant risk of change in value" and they have been reclassified to short-term investments. There were the only contracts outstanding at December 31, 2005 and the following disclosure has been added to the footnotes to the financial statements:

         "Short-term Investments

         The Company's products are bought and sold at discounts to spot prices of heating oil and unleaded gas. Therefore, we use derivative contracts based on such commodities to manage our risk to price fluctuations. The commodity contracts we use are heating oil and unleaded gasoline options and futures contracts that have original maturities of less than three months and are generally three to six weeks. To date, such contracts have not been significant to the Company's financial condition or results of operations. The fair value of the Company's commodity contracts were obtained from dealer quotes. These values represent the estimated amount between the contract value of the heating oil and unleaded gasoline volumes and values currently quoted for contracts of similar terms and maturities. The fair value of the contracts represented assets of approximately $0, $0, and $62,000 at December 31, 2007, 2006 and 2005 respectively. The Company recognized losses of $0, $132,674 and $347,081 for the years ended December 31, 2007, 2006 and 2005 respectively. These losses are included in selling, general and administrative expenses. The Company discontinued the use of these instruments in 2006."

Ms. Jennifer Hardy
December 5, 2008
Page 14


Commodity Contracts, page F-12
------------------------------

22. We note your response to comment 25 in our letter dated October 24, 2008. You disclose that you used heating oil and unleaded gas options and futures contracts to manage a portion of your exposure to fluctuations in feedstock and processed inventory prices. This disclosure would indicate that you use heating oil and unleaded gas in your operations, which your response indicates is not the case. We continue to have difficulty understanding your business purpose for entering into these contracts. Please advise.

         COMPANY RESPONSE
         ----------------

         The Company's products are bought and sold at discounts to spot prices of heating oil and unleaded gasoline. Therefore the Company used derivatives contracts based on such commodities to manage its risk of fluctuating feedstock and inventory prices. This disclosure has been added to the footnotes.

         The commodities contracts are not part of Vertex LP's inventory. These commodities were purchased because Vertex LP buys and sells its inventory at discounts to unleaded gas and heating oil prices. The Refining and Marketing division sells two of its products (gasoline blendstock and marine diesel oil
(MDO))against these commodity indexes. The following are several examples illustrating this point:

         Gasoline blendstock is sold at a discount to the unleaded gasoline posting on the day of delivery. Currently, unleaded gasoline is $1.20 per gallon. Assume Vertex LP sells 420,000 gallons of product at a discount of $.20 under unleaded gasoline posting for the day. Therefore its sales price would be $1.00 per gallon. If its inventory cost on gasoline blendstock was $.80 per gallon, it might sell futures contracts on gasoline at $1.20 to help avoid a loss on the sale of its product in the event the market declines.

         MDO is sold at a discount to #2 Diesel. #2 Diesel is not a traded commodity on the NYMEX, however heating oil, which is very closely correlated to #2 Diesel, is. Currently #2 Diesel is $1.72 per gallon. Assume Vertex LP sells 420,000 gallons of product at a discount of $.22 under #2 Diesel posting for the day. Therefore its sales price will be $1.50 per gallon. If its inventory cost on MDO was $1.10 per gallon, it might sell futures contracts on heating oil at $1.72 per gallon to help avoid a loss on the sale of its product in the event the market declines.

Ms. Jennifer Hardy
December 5, 2008
Page 15


23. Your response states that your have reclassified the gains and losses from these investments in heating oil and unleaded gas options and futures contracts to be consistent with oil and gas presentation. It is unclear what oil and gas presentation you are referring to. Please further advise how you determined these amounts should now be reflected in the selling, general and administrative expenses line item.

         COMPANY RESPONSE
         ----------------

         The hedging was done in an effort to protect Vertex Nevada's exposure to catastrophic drops in petroleum/commodity prices. Vertex Nevada typically entered hedge contracts that equaled 50-60% of its inventory value. It does not qualify for hedge accounting under FAS 133, thus it believes that the futures contracts are not part of inventory and not cost of goods sold; however, it does believe these gains and losses are part of operations since it is trying to protect against a market decline. The references to any oil and gas presentation have been removed.

Note 5. Related Parties, page F-14
----------------------------------

24. We note your response to comment 16 in our letter dated October 24, 2008. Please clearly state whether each line item includes direct amounts of the carved-out operations, whether the line item includes allocated amounts, or whether the line item includes a combination of both. For any direct amounts, please also disclose how you determined the item is a direct income or expense of the carved-out operations. For any line items which include a combination of both, please clarify which components are direct expenses and which are allocated expenses.

         COMPANY RESPONSE
         ----------------

         Disclosure has been added to clarify that cost of revenues are direct expenses. See the response to comment 25 for a discussion of the selling, general and administrative expenses.

25. Please provide us with a breakdown of your selling, general and administrative expenses line item by each component and corresponding amount. Please correspondingly state whether each component is a direct expense or is allocated. It does not appear that your current disclosures address all of the components which are discussed on page 99.

         COMPANY RESPONSE
         ----------------

         EXHIBIT C to this letter sets forth selling, general and administrative expenses, including an explanation regarding whether the expenses are direct or allocated.

Ms. Jennifer Hardy
December 5, 2008
Page 16


Unaudited Pro Forma Combined Financial Information, page F-88
-------------------------------------------------------------

26. We note your response to comment 34 in our letter dated October 24, 2008. Please tell us what consideration you gave to paragraph 10 of SFAS 128 in determining how to treat these warrants for purposes of calculating earnings per share.

         COMPANY RESPONSE
         ----------------

         After a further review of paragraph 10 of SFAS 128, the disclosures have been revised to include the warrants with a nominal exercise price in the pro forma earnings per share calculation.

27. We note your response to comment 36 in our letter dated October 24, 2008. Your response to comment 56 in your letter dated October 15, 2008 indicates that the preferred stock is redeemable at a fixed price and that the preferred stock is redeemable for cash or other assets. This would indicate that there were future monetary obligations associated with the preferred stock, which is inconsistent with the additional disclosures that you provided in note (i) to the pro forma financial information. Please further advise how you arrived at the initial carrying value of the Series B Preferred Stock in accordance with paragraph 15 of EITF Topic D-98.

         COMPANY RESPONSE
         ----------------

         The 100 shares of Series B Preferred Stock are redeemable for cash, at par, which is $0.001 per share, making the accumulated redemption value less than $1.00. The carrying value on the pro forma balance sheet is the redemption value, which is the most appropriate valuation for the preferred stock. Note (i) has been revised to reflect the foregoing.

Note 4. Earnings (Loss) Per Share, page F-102
---------------------------------------------

28. We reissue comment 39 in our letter dated October 24, 2008. The first three columns of the pro forma statement of operations should reflect historical results. In this regard, it is not clear how you arrived at a basic and diluted EPS and weighted average number of shares outstanding for the carve-out entity of Vertex Energy, LP.

         COMPANY RESPONSE
         ----------------

         The referenced columns have been revised to only include the required historical information.

Ms. Jennifer Hardy
December 5, 2008
Page 17


29. It is not clear why you are including the historical weighted average shares of World Waste Technologies, Inc. in your determination of the pro forma weighted average shares. It is also not clear why the share amounts in this reconciliation do not correspond to the share amounts disclosed in note (e) to the pro forma financial information. Please advise or revise as necessary.

         COMPANY RESPONSE
         ----------------

         The pro forma shares outstanding have been revised to reflect the shares issuable as a result of the merger. Footnote (e) has also been revised to be consistent with this presentation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
----------------------------------------------

General
-------

30. Please address the above comments in your future filings as applicable.

         COMPANY RESPONSE
         ----------------

         Noted.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008
--------------------------------------------

General
-------

31. Please address the above comments in your interim filings as well.

         COMPANY RESPONSE
         ----------------

         Noted.

         In accordance to a request made by the Staff telephonically on November 19, 2008, disclosure has been added to the Proxy Statement regarding certain representations made by Vertex LP's management with respect to the projected financial information delivered to World Waste.

                                      * * *

Ms. Jennifer Hardy
December 5, 2008
Page 18


         In addition to effecting the changes discussed above, World Waste has made various other changes and has endeavored to update the information in the Proxy Statement.

         Please direct questions regarding this response letter to the undersigned at 310-789-1255.

                                       Very truly yours,


                                       /s/ Lawrence P. Schnapp
                                       -----------------------------------------
                                       Lawrence P. Schnapp

LPS/wp

                                    EXHIBIT A

                                 BALANCE SHEETS


                                     VERTEX ENERGY, LP                                              CARVED OUT
                                     DECEMBER 31, 2007              DIFFERENCE                   DECEMBER 31, 2007
                                     ------------------          ----------------                -----------------
ASSETS
   Current assets
   Cash and cash equivalents         $          346,000                  (293,350)       (a)     $          52,650
   Accounts receivable, net                   5,538,000                (3,896,733)       (b)             1,641,267
   Accounts receivable-related
     parties                                          -                   768,993                          768,993
   Inventory                                  2,331,000                  (149,624)       (c)             2,181,376
   Prepaid expenses                             598,000                    47,775        (d)               645,775
   Other current assets                         692,000                  (692,000)       (e)                     -
                                     ------------------                                          -----------------

      Total current assets                    9,505,000                                                  5,290,061
                                     ------------------                                          -----------------

Property, plant and equipment                 5,391,000                (5,391,000)       (f)                     -
   Less: accumulated
     depreciation                            (2,041,000)                2,041,000        (f)                     -
                                     ------------------                                          -----------------

   Net property, plant and
     equipment                                3,350,000                                                          -
                                     ------------------                                          -----------------

Intangible and other assets
   Goodwill                                   1,800,000                (1,800,000)       (g)                     -
   Other Assets                                  14,000                   (14,000)                               -
                                              1,814,000                                                          -
                                     ------------------                                          -----------------

Total Assets                         $       14,669,000                                          $       5,290,061
                                     ===================                                         =================

LIABILITIES AND PARTNERS'
   CAPITAL

Current Liabilities
   Accounts payable                  $        7,715,000                (4,794,955)       (h)     $       2,920,045
   Accounts payable - related
     parties                                          -                 1,089,902                        1,089,902
   Other current liabilities                    451,000                  (451,000)       (i)                     -
   Line of credit                             2,150,000                (2,150,000)       (j)                     -
   Notes payable to related
     parties                                     34,000                   (34,000)       (k)                     -
   Current maturities of
     long-term debt                             975,000                  (975,000)       (l)                     -
   Due to partnership                                 -                         -                                -
                                     ------------------                                          -----------------

      Total current liabilities              11,325,000                                                  4,009,947

Long-term debt, less current
   maturities                                 3,042,000                (3,042,000)       (l)                     -
Other contingent liabilities                    500,000                  (500,000)       (l)                     -
Minority interests                             (422,000)                  422,000        (l)                     -


                                     A - 1


                                     VERTEX ENERGY, LP                                              CARVED OUT
                                     DECEMBER 31, 2007              DIFFERENCE                   DECEMBER 31, 2007
                                     ------------------          ----------------                -----------------
PARTNERS' CAPITAL
   Partners' Capital                            224,000                 1,056,114                        1,280,114
                                     ------------------                                          -----------------

TOTAL LIABILITIES AND PARTNERS'
   CAPITAL                           $       14,669,000                                          $       5,290,061
                                     ==================                                          =================




STATEMENTS OF OPERATIONS
Revenues                             $       57,019,000                (17,76,060)       (m)     $      39,842,940
Revenues - related parties                            -                 2,181,559                        2,181,559
                                     ------------------                                          -----------------

   Total revenues                    $       57,019,000                                                 42,024,499

Cost of revenues                             46,728,000                (7,903,409)       (n)            38,824,591
                                     ------------------                                          -----------------

Gross profit                                 10,291,000                                                  3,199,908

Selling, general and
   administrative expenses                    7,037,000                (6,068,437)       (o)               968,563
                                     ------------------

Income from operations before
   discontinued operations                    3,254,000                                                  2,231,345

Other income (expense)
   Investment income                             11,000                   (11,000)       (p)                     -
   Interest expense                            (303,000)                  303,000        (q)                     -
   Other expense                               (261,000)                  261,000        (q)                     -
                                     ------------------                                          -----------------
                                                                         (553,000)
Income from continuing
   operations                                 2,701,000                                                  2,231,345

Loss from discontinued
   operations                                  (195,000)                  195,000        (r)                     -
                                     ------------------                                          -----------------

Net income                           $        2,506,000                                          $       2,231,345
                                     ==================                                          =================


(a) The cash that has been excluded from the carved-out financials represents the cash balances of the subsidiaries of Vertex LP that are not part of the businesses being transferred to Vertex Nevada. Each division and/or business has its own bank account and general ledger cash account. The cash balance of the carved-out operations of $52,650 is comprised of a balance of $44,567 in two Refining and Marketing division operating accounts and cash on hand of $8,083 relating primarily to the Black Oil division. (Although a portion of this $8,083 relates to businesses that are not being transferred to Vertex Nevada, it was determined that, due to the overall immateriality of the amount, the entire amount could be allocated to the carve out.)

(b) The accounts receivable that have been excluded from the carved-out financials represent the accounts receivable generated by the subsidiaries of Vertex LP that are not part of the businesses being transferred to Vertex Nevada.

(c) Represents the portion of the inventory that is not part of any of the businesses being transferred (most of the inventory on the consolidated balance sheet reflects inventory held by the Refining and Marketing division).

(d) The $598,000 of prepaid expenses reflected in the consolidated balance is comprised of $645,775 of advances to the suppliers of the Black Oil division directly attributable to the Omega contract, less an underpayment of $47,775 made by a subsidiary with respect to insurance and marketing expenses that are unrelated to the businesses being transferred.

(e) Other current assets are comprised of certificates of deposit posted for letters of credit for the businesses conducted by Vertex Recovery and Cedar Marine Terminals (none of which are being transferred to Vertex Nevada), as statutorily required for financial assurance purposes.

(f) Property, Plant and Equipment consists primarily of operational rolling stock such as tanks at a terminal facility, barge dock, route trucks, and long-haul transport trucks, all of which are utilized by the business units that are not being transferred to Vertex Nevada. Please refer to the section in the Proxy Statement entitled "Certain Relationships and Related Party Transactions-Vertex Nevada" for a description of how Vertex Nevada expects that it will continue to have access to these services.

(g) Goodwill is related to the acquisition of a collection company through one of Vertex LP's subsidiaries. None of the assets, liabilities, or operations of such collection company are part of the businesses being transferred to Vertex Nevada.

(h) The current liabilities excluded from the carved-out financials were incurred by Vertex Recovery, VRM, CMT, H&H Oil, and Crossroad Carriers, all subsidiaries of Vertex LP that are not included in the businesses being transferred to Vertex Nevada. Current liabilities included in the carve-out are vendor and creditor obligations incurred on behalf of the Black Oil and Refining and Marketing divisions.

(i) Other current liabilities of $451,000 is comprised of the following:

         (i) A $137,670 equipment loan incurred by Vertex LP on behalf of Crossroad Carriers, 100% of which was billed back to Crossroad by Vertex LP;

         (ii) $200,225 of deposits made by third parties to Vertex LP's lock-box on behalf of its subsidiaries. These deposits are promptly transferred to the bank accounts of the appropriate subsidiary; the balance at year end represents deposits received at the end of December 31, 2007, but not transferred until January 2008; and

         (iii) a $113,105 balance due to one of the subsidiaries for a cash advance to Vertex LP.

(j) The line of credit of $2,150,000 was incurred on behalf of Vertex Recovery and Cedar Marine Terminals, and is not related to the businesses being transferred.

(k) Notes payable to original partners of Vertex LP in the amount of $34,000 is related to Vertex LP only and is therefore excluded from the carve-out financial statements

(l) All of the long-term debt, including other contingent liabilities and minority interests (current and long term portion) is related to bank financing incurred for equipment loans, acquisitions related to Vertex Recovery and H&H Oil, and facility improvements at CMT, none of which relate to any of the businesses being transferred.

(m) In arriving at the total revenues for the carved-out business, revenue generated by Vertex Recovery, VRM, CMT, H&H Oil, and Crossroad Carriers, all subsidiaries of Vertex LP that are not included in the businesses being transferred to Vertex Nevada, have been deducted. These excluded revenues include (but are not limited to), revenue generated by the trading operations of Vertex Recovery, consulting services of VRM, terminaling and tank storage services of CMT, collection and delivery services related to used oil and yellow grease of H&H Oil, and transportation and hauling services of Crossroad Carriers. Revenue included in the carve-out financials were generated by the Refining and Marketing and Black Oil divisions of Vertex LP. Although revenue from the Black Oil division is related to one significant customer (Omega), revenue in the carved-out financial statements also include revenue from the Refining and Marketing division. The Refining and Marketing division sells to major oil companies and other large petroleum trading and blending companies. The revenues produced included in the carve-out financial statements includes revenue from both of these divisions.

         The revenue line appearing in the consolidated statement of income includes revenues generated by Vertex LP and all of its subsidiaries. In order to properly identify the components of revenue of the carve-out operations that were generated by related parties, a "revenues-related parties" line item was added to the carve-out financials. The related party revenues of $2,181,559 generated by the Black Oil Division and the Refining and Marketing division are comprised of: oil sales of $2,039,589 (including $1,339,179 of sales to Vertex Recovery), commissions of $102,065, offsite storage revenue of $18,940, surveying revenue of $8,560 and service revenue of $12,405.

(n) In arriving at the cost of revenues for the carved-out business, costs incurred by Vertex Recovery, VRM, CMT, H&H Oil, and Crossroad Carriers, all subsidiaries of Vertex LP that are not included in the businesses being transferred to Vertex Nevada, have been deducted. These excluded costs include (but are not limited to), costs incurred by the trading operations of Vertex Recovery, consulting services of VRM, terminaling and tank storage services of CMT, collection and delivery services related to used oil and yellow grease of H&H Oil, and transportation and hauling services of Crossroad Carriers. Costs of revenue included in the carve-out financials were incurred by the Refining and Marketing and Black Oil divisions of Vertex LP.

(o) Selling, general and administrative costs have been excluded from the results of the carved-out operations for the same reasons that the cost of revenues are excluded, as detailed above.

(p) The $11,000 of investment income was generated from accounts belonging to the subsidiaries of Vertex LP that are not part of the assets being transferred.

(q) Interest and other expense are related to the assets which are not included in the businesses being transferred to Vertex Nevada.

         The other expense items ($261,000) consist of the following:

         (i) Cedar Marine Terminal-bad debt expense of $104,181;

         (ii) Cedar Marine Terminal- dock repairs of $81,770;

         (iii) Cedar Marine Terminal- miscellaneous expenses of $903.00;

         (iv) Crossroad Carriers-bad debt expense of $4,857;

         (v) Crossroad Carriers-loss on sale of equipment of $4,586;

         (vi) Vertex LP-environmental fees of $61,174; and

         (vii) Vertex LP-entertainment expense $3,529.

         The expenses described in (i) through (v) were incurred by subsidiaries of Vertex LP and are unrelated to the businesses being transferred. Although the expenses described in (vi) and (vii) were incurred directly by Vertex LP in its daily support of the other divisions, they are not associated with the carve-out. Theses costs relate to overall corporate management, oversight and business development. They have been excluded because they do not relate to the businesses being transferred.

(r) The $195,000 loss from discontinued operations was related to a joint venture that was entered into by one of the other divisions not associated with the carve-out. The venture failed and these were the losses from abandoning the project.

                                    EXHIBIT B

                                                     LESS AMOUNT NOT
                                   CONSOLIDATED      ATTRIBUTABLE TO        CARVE-OUT
                                 BALANCE 12/31/07       CARVE OUT      BALANCE AT 12/31/07
                                 -----------------   ----------------  -------------------

Payroll and Employee Benefits         2,401,648.18       1,755,733.18              645,915
Insurance                               368,916.46         246,354.46              122,562
Rent Expense                            251,966.18         209,058.18               42,901
Utilities                               194,531.15         152,278.15               42,253
Meals and Entertainment                  57,286.35          17,455.35               39,831
Dues and Subscriptions                   77,820.68          48,653.68               29,167
Taxes and Licenses                      105,703.69          92,234.69               l3,469
Professional Fees                       354,536.62         341,648.62               12,888
Office Expense                          128,432.40         126,694.40                1,738
Repairs and Maintenance                 264,937.59         254,557.59               10,380
Marketing and Promotions                 51,611.95          50,190.95                1,421
Miscellaneous Expenses                   47,820.74          41,789.74                6,031
Consulting                              180,156.45         180,156.45                    -
Auto & Truck                             82,089.60          82,089.60                    -
Conference & Seminars (1)                12,641.64          12,641.64                    -
Depreciation Expense (2)                270,281.77         270,281.77                    -
Travel (3)                              113,484.81         113,484.81                    -
Driver Charges (4)                    1,389,449.90       1,389,449.90                    -
Trailer Rental (4)                      201,545.16         201,545.16                    -
Trailer Maintenance (4)                 323,808.66         323,808.66                    -
Fuel (4)                                102,836.85         102,836.85                    -
Vehicle Rental/Maintenance (4)           55,603.34          55,603.34                    -

Totals                                7,037,110.17       6,068,547.17              968,563

NOTES

The following expenses are not included in the carve-out balance at December 31, 2007 because they were incurred by subsidiaries of Vertex LP for matters unrelated to the businesses being transferred:

(1) Environmental training and education expense incurred by Vertex Residual Management.

(2)   Depreciation of fixed assets at the terminal owned by Cedar Marine
      Terminals.

(3)   Travel expenses incurred by Vertex Recovery and VRM.

(4)   Expenses incurred by Crossroad Carriers, a trucking company.

                                    EXHIBIT C

SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES BY COMPONENT AT
DECEMBER 31, 2007                           AMOUNT
-----------------------------------------  ----------

Payroll and Employee Benefits                $645,915     Allocated   The number of employees performing services on
                                                                      behalf of the Chevron (Omega) relationship was
                                                                      seven.  The number of employees performing
                                                                      services for the Refining and Marketing
                                                                      division was one.
Insurance                                    $122,562     Direct      The total premium is paid by the Company. The
                                                                      insurance company provides a breakdown based
                                                                      on the coverage for each specific division.
Rent Expense                                  $42,908     Direct      Each division receives a separate invoice from
                                                                      the vendor (which are not the same) for rent.
Utilities                                     $42,253     Direct      Each division receives a separate invoice from
                                                                      the vendor for rent.
Meals and Entertainment                       $39,831     Direct      The American Express bill comes with a
                                                                      separate total for each division.
Dues and Subscriptions                        $29,167     Direct      Each division receives a separate invoice from
                                                                      the vendors.
Taxes and Licenses                            $13,469     Direct      Each division receives a separate invoice from
                                                                      the vendors.
Professional Fees                             $12,888     Direct      The total invoice is billed to the Parent
                                                                      company. The vendor breaks down the total
                                                                      charges by division.
Office Expense                                 $1,738     Direct      Each division receives a separate invoice from
                                                                      the vendors.
Repairs and Maintenance                       $10,380     Direct      Each division receives a separate invoice from
                                                                      the vendors.
Marketing and Promotions                       $1,421     Direct      Each division receives a separate invoice or
                                                                      the item is broken down on the credit card by
                                                                      division
Miscellaneous Expenses                         $6,031     Direct      Each division receives a separate invoice.
                                           ----------
Total SG&A at December 31, 2007              $968,563
                                           ==========

                                   EXHIBIT D




                                Stocks, Bonds, Bills,
                                And Inflation

                                Market Results for             2007 Yearbook
                                1926-2006                      Valuation Edition






                                MORNINGSTAR

                                                                       Chapter 7
--------------------------------------------------------------------------------



market value. The data in the second column of Table 7-1 are averages across all 81 years. Of course, the proportion of market value represented by the various deciles varies from year to year.

         Columns three and four give recent figures on the number of companies and their market capitalization, presenting a snapshot of the structure of the deciles near the end of 2006.

--------------------------------------------------------------------------------
Table 7-1
SIZE-DECILE PORTFOLIOS OF THE NYSE/AMEX/NASDAQ SIZE AND COMPOSITION
1926 through September 30, 2006
--------------------------------------------------------------------------------
               Historical
                  Average                            Recent               Recent
               Percentage       Recent        Decile Market           Percentage
                 of Total    Number of       Capitalization             of Total
Decile     Capitalization    Companies       (in thousands)       Capitalization
--------------------------------------------------------------------------------
1-largest         63.26%           168       $9,586,846,750               61.64%
2                 13.97%           179        2,148,609,950               13.81%
3                  7.57%           198        1,126,434,240                7.24%
4                  4.73%           184          624,621,080                4.02%
5                  3.24%           209          492,840,110                3.17%
--------------------------------------------------------------------------------
6                  2.38%           264          428,711,640                2.76%
7                  1.74%           291          333,661,890                2.15%
8                  1.29%           355          284,415,720                1.83%
9                  1.00%           660          298,400,730                1.92%
10-Smallest        0.82%         1,744          229,218,310                1.47%
--------------------------------------------------------------------------------
Mid-Cap 3-5       15.54%           591        2,243,894,380               15.41%
Low-Cap 6-8        5.41%           910        1,046,789,110                7.19%
Micro-Cap 9-10     1.83%         2,404          527,619,100                3.62%
--------------------------------------------------------------------------------

Source: (C) 200703 CRSP(R) Center for Research in Security Prices. Graduate School of Business, The University of Chicago. Used with permission. All rights reserved. www.crsp.uchicago.edu.

Historical average percentage of total capitalization shows the average, over the last 81 years, of the decile market values as a percentage of the total NYSE/AMEX/NASDAQ calculated each month. Number of companies in deciles, recent market capitalization of deciles, and recent percentage of total capitalization are as of September 30, 2006.


Table 7-2 gives the current breakpoints that define the composition of the NYSE/AMEX/NASDAQ size deciles. The largest company and its market capitalization are presented for each decile. Table 7-3 shows the historical breakpoints for each of the three size groupings presented throughout this chapter. Mid-cap stocks are defined here as the aggregate of deciles 3-5. Based on the most recent data (Table 7-2), companies within this mid-cap range have market capitalizations at or below $7,777,183,000 but greater than $1,946,588,000. Low-cap stocks include deciles 6-8 and currently include all companies in the NYSE/AMEX/NASDAQ with market capitalizations at or below $1,946,588,000 but greater than $626,955,000. Micro-cap stocks include deciles 9-10 and include companies with market capitalizations at or below $626,955,000. The market capitalization of the smallest company included in the micro-capitalization group is currently $2,247,000.


--------------------------------------------------------------------------------
130      SBBI Valuation Edition 2007 Yearbook

                                                            Firm Size and Return
--------------------------------------------------------------------------------





--------------------------------------------------------------------------------
Table 7-2
SIZE-DECILE PORTFOLIOS OF THE NYSE/AMEX/NASDAQ, LARGEST COMPANY
AND ITS MARKET CAPITALIZATION BY DECILE
September 30, 2006
--------------------------------------------------------------------------------
             Market Capitalization
                of Largest Company
Docile              (in thousands)         Company Name
--------------------------------------------------------------------------------
1-Largest             $371,187,368         Exxon Mobil Corp.
2                       16,820,566         EOG Resources Inc.
3                        7,777,183         Xcel Energy Inc.
4                        4,085,184         First American Corp./CA
5                        2,848,771         Scotts Miracle Gro Co.
--------------------------------------------------------------------------------
6                        1,946,588         DRS Technologies Inc.
7                        1,378,476         ESCO Technologies Inc.
8                          976,624         Knoll Inc.
9                          626,955         Bandag Inc.
10-Smallest                314,433         M & F Worldwide Corp.

Source; Center for Research in Security Prices, University of Chicago.



--------------------------------------------------------------------------------

PRESENTATION OF THE DECILE DATA

Summary statistics of annual returns of the 10 deciles over 1926-2006 are presented in Table 7-4. Note from this exhibit that both the average return and the total risk, or standard deviation of annual returns, tend to increase as one moves from the largest decile to the smallest. Furthermore, the serial correlations of returns are near zero for all but the smallest two deciles. Serial correlations and their significance will be discussed in detail later in this chapter.

         Graph 7-1 depicts the growth of one dollar invested in each of three NYSE/AMEX/NASDAQ groups broken down into mid-cap, low-cap, and micro-cap stocks. The index value of the entire NYSE/AMEX/NASDAQ is also included. All returns presented are value-weighted based on the market capitalizations of the deciles contained in each subgroup. The sheer magnitude of the size effect in some years is noteworthy. While the largest stocks actually declined 9 percent in 1977, the smallest stocks rose more than 20 percent. A more extreme case occurred in the depression-recovery year of 1933, when the difference between the first and tenth decile returns was far more substantial, with the largest stocks rising 46 percent, and the smallest stocks rising 224 percent. This divergence in the performance of small and large company stocks is a common occurrence.


--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
Table 7-3
SIZE-DECILE PORTFOLIOS OF THE NYSE/AMEX/NASDAQ
Largest and Smallest Company by Size Group



from 1926 to 1965
--------------------------------------------------------------------------------
          Capitalization of Largest Company   Capitalization of Smallest Company
                    (in thousands)                      (in thousands)
--------------------------------------------------------------------------------
Date        Mid-Cap     Low-Cap   Micro-Cap       Mid-Cap    Low-Cap   Micro-Cap
(Sept 30)       3.5         6.8        9-10           3-5        6-8        9-10
--------------------------------------------------------------------------------
1926        $61,490     $13,835      $4,263       $13,860     $4,278         $43
1927        $65,078     $14,522      $4,450       $14,664     $4,496         $65
1928        $81,095     $18,788      $5,119       $18,801     $5,170        $135
1929       $103,054     $24,300      $5,850       $24,328     $5,862        $118
1930        $66,750     $12,918      $3,356       $13,050     $3,359         $30
--------------------------------------------------------------------------------
1931        $43,120      $8,142      $1,944        $8,222     $1,946         $15
1932        $12,667      $2,208        $468        $2,223       $469         $19
1933        $40,298      $7,280      $1,875        $7,346     $1,892        $120
1934        $38,019      $6,638      $1,691        $6,669     $1,722         $69
1935        $37,631      $6,549      $1,350        $6,605     $1,363         $38
--------------------------------------------------------------------------------
1936        $46,980     $11,526      $2,800       $11,563     $2,801         $98
1937        $51,750     $13,635      $3,563       $13,793     $3,600         $68
1938        $36,102      $8,372      $2,195        $8,400     $2,200         $60
1939        $35,409      $7,478      $1,854        $7,500     $1,860         $75
1940        $30,930      $8,007      $1,872        $8,130     $1,929         $51
--------------------------------------------------------------------------------
1941        $31,398      $8,336      $2,087        $8,357     $2,100         $72
1942        $26,037      $6,870      $1,779        $6,875     $1,788         $82
1943        $42,721     $11,403      $3,847       $11,475     $3,903        $395
1944        $46,221     $13,066      $4,812       $13,068     $4,820        $309
1945        $55,268     $17,575      $6,428       $17,584     $6,466        $225
--------------------------------------------------------------------------------
1946        $77,784     $24,192     $10,149       $24,199    $10,168        $829
1947        $57,942     $17,735      $6,380       $17,872     $6,410        $747
1948        $67,238     $19,632      $7,329       $19,651     $7,348        $784
1949        $56,082     $14,549      $5,108       $14,577     $5,112        $379
1950        $66,143     $18,675      $6,225       $18,700     $6,243        $303
--------------------------------------------------------------------------------
1951        $82,517     $22,750      $7,598       $22,860     $7,600        $668
1952        $97,936     $25,452      $8,480       $25,532     $8,551        $480
1953        $98,595     $25,374      $8,168       $25,395     $8,177        $459
1954       $125,834     $29,707      $8,488       $29,791     $8,502        $463
1955       $170,829     $41,681     $12,444       $41,861    $12,524        $553
--------------------------------------------------------------------------------
1956       $183,792     $46,886     $13,623       $47,103    $13,659      $1,122
1957       $194,300     $47,658     $13,848       $48,509    $13,950        $925
1958       $195,536     $46,774     $13,816       $46,871    $14,015        $550
1959       $256,283     $64,110     $19,548       $64,221    $19,701      $1,804
1960       $252,292     $61,529     $19,344       $61,596    $19,385        $831
--------------------------------------------------------------------------------
1961       $301,464     $77,996     $23,562       $78,976    $23,613      $2,455
1962       $250,786     $58,785     $18,744       $58,866    $18,952      $1,018
1963       $308,903     $71,846     $23,927       $71,971    $24,056        $296
1964       $349,675     $79,508     $25,595       $79,937    $25,607        $223
1965       $365,675     $84,600     $28,483       $85,065    $28,543        $250



Source: Center for Research in Security Prices, University of Chicago.

--------------------------------------------------------------------------------
132      SBBI Valuation Edition 2007 Yearbook

                                                            Firm Size and Return
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
Table 7-3 (continued)
SIZE-DECILE PORTFOLIOS OF THE NYSE/AMEX/NASDAQ
Largest and Smallest Company by Size Group



from 1966 to 2006
--------------------------------------------------------------------------------
          Capitalization of Largest Company   Capitalization of Smallest Company
                    (in thousands)                      (In thousands)
--------------------------------------------------------------------------------
Date        Mid-Cap     Low-Cap   Micro-Cap       Mid-Cap    Low-Cap   Micro-Cap
(Sept 30)       3.5         6.8        9-10           3-5        6-8        9-10
--------------------------------------------------------------------------------
1966       $403,137     $99,960     $34,884      $100,107    $34,966        $381
1967       $459,438    $118,988     $42,186      $119,635    $42,237        $381
1968       $531,306    $150,893     $60,543      $151,260    $60,719        $592
1969       $518,485    $146,792     $54,353      $147,311    $54,503      $2,119
1970       $382,884     $94,754     $29,916       $94,845    $29,932        $822
--------------------------------------------------------------------------------
1971       $551,690    $147,426     $45,570      $147,810    $45,571        $865
1972       $557,181    $143,835     $46,728      $144,263    $46,757      $1,031
1973       $431,354     $96,699     $29,352       $96,710    $29,430        $561
1974       $356,876     $79,878     $23,355       $80,280    $23,400        $444
1975       $477,054    $102,313     $30,353      $103,283    $30,394        $540
--------------------------------------------------------------------------------
1976       $566,296    $121,717     $34,864      $121,992    $34,901        $564
1977       $584,577    $139,196     $40,700      $139,620    $40,765        $513
1978       $580,881    $164,093     $47,927      $164,455    $48,038        $830
1979       $665,019    $177,378     $51,197      $177,769    $51,274        $948
1980       $762,195    $199,312     $50,496      $199,315    $50,544        $549
--------------------------------------------------------------------------------
1981       $962,397    $264,690     $72,104      $264,783    $72,450      $1,446
1982       $770,517    $210,301     $55,336      $210,630    $55,423      $1,060
1983     $1,209,911    $353,889    $104,382      $356,238   $104,588      $2,025
1984     $1,075,436    $315,965     $91,004      $316,103    $91,195      $2,093
1985     $1,440,436    $370,224     $94,875      $370,729    $94,887        $760
--------------------------------------------------------------------------------
1986     $1,857,621    $449,015    $110,617      $449,462   $110,953        $706
1987     $2,059,143    $468,948    $113,419      $470,662   $113,430      $1,277
1988     $1,957,926    $421,340     $94,449      $421,675    $94,573        $696
1989     $2,145,947    $480,975    $100,285      $483,623   $100,384         $96
1990     $2,171,217    $474,065     $93,750      $474,477    $93,790        $132
--------------------------------------------------------------------------------
1991     $2,129,863    $457,958     $87,586      $458,853    $87,733        $278
1992     $2,428,671    $500,327    $103,352      $500,346   $103,500        $510
1993     $2,705,192    $603,588    $137,105      $607,449   $137,137        $602
1994     $2,470,244    $596,059    $148,104      $597,975   $148,216        $598
1995     $2,789,938    $647,210    $155,386      $647,253   $155,532         $89
--------------------------------------------------------------------------------
1996     $3,142,657    $751,316    $193,001      $751,680   $193,016      $1,043
1997     $3,484,440    $813,923    $228,900      $814,355   $229,058        $585
1998     $4,216,707    $925,688    $252,553      $926,215   $253,031      $1,671
1999     $4,251,741    $875,309    $220,397      $875,582   $220,456      $1,502
2000     $4,143,902    $840,000    $192,083      $840,730   $192,439      $1,393
--------------------------------------------------------------------------------
2001     $5,156,315  $1,108,224    $265,734    $1,108,969   $265,736        $443
2002     $4,930,326  $1,116,525    $308,980    $1,124,331   $309,245        $501
2003     $4,744,580  $1,163,369    $329,060    $1,163,423   $329,529        $332
2004     $6,241,953  $1,607,854    $505,437    $1,607,931   $506,410      $1,393
2005     $7,187,244  $1,728,888    $586,393    $1,729,364   $587,243      $1,079
--------------------------------------------------------------------------------
2006     $7,777,183  $1,946,588    $626,955    $1,947,240   $627,017      $2,247



Source: Center for Research in Security Prices, University of Chicago.

--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
Table 7-4
SIZE-DECILE PORTFOLIOS OF THE NYSE/AMEX/NASDAQ, SUMMARY STATISTICS OF ANNUAL RETURNS
1926-2006
--------------------------------------------------------------------------------
                          Geometric     Arithmetic       Standard         Serial
Docile                         Mean           Mean      Deviation    Correlation
--------------------------------------------------------------------------------
1-Largest                       9.6           11.3          19.06           0.09
2                              11.0           13.3          21.72           0.03
3                              11.3           13.8          23.51          -0.02
4                              11.3           14.3          25.78          -0.02
5                              11.7           14.9          26.61          -0.02
6                              11.8           15.3          27.67           0.04
7                              11.7           15.6          29.80           0.01
8                              11.9           16.6          33.27           0.04
9                              12.1           17.5          36.31           0.05
10-Smallest                    14.0           21.6          45.16           0.15
--------------------------------------------------------------------------------
Mid-Cap, 3--5                  11.4           14.2          24.59          -0.02
Low-Cap, 6-8                   11.8           15.7          29.34           0.03
Micro-Cap, 9-10                12.8           18.8          38.92           0.08
NYSE/AMEX/NASDAQ               10.1           12.1          20.08           0.03
Total Value-Weighted Index

Source: Center for Research in Security Prices, University of Chicago.


--------------------------------------------------------------------------------
ASPECTS OF THE FIRM SIZE EFFECT

The firm size phenomenon is remarkable in several ways. First, the greater risk of small stocks does not, in the context of the capital asset pricing model
(CAPM), fully account for their higher returns over the long term. In the CAPM only systematic, or beta risk, is rewarded; small company stocks have had returns in excess of those implied by their betas.

         Second, the calendar annual return differences between small and large companies are serially correlated. This suggests that past annual returns may be of some value in predicting future annual returns. Such serial correlation, or autocorrelation, is practically unknown in the market for large stocks and in most other equity markets but is evident in the size premia.

         Third, the firm size effect is seasonal. For example, small company stocks outperformed large company stocks in the month of January in a large majority of the years. Such predictability is surprising and suspicious in light of modern capital market theory. These three aspects of the firm size effect-long-term returns in excess of systematic risk, serial correlation, and seasonality-will be analyzed thoroughly in the following sections.

--------------------------------------------------------------------------------
134      SBBI Valuation Edition 2007 Yearbook

                                                            Firm Size and Return
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
Table 7-5
LONG-TERM RETURNS IN EXCESS OF CAPM ESTIMATION FOR DECILE PORTFOLIOS OF THE NYSE/AMEX/NASDAQ
1926-2006
--------------------------------------------------------------------------------
                                         Realized        Estimated  Size Premium
                        Arithmetic      Return in        Return in    (Return in
                              Mean      Excess of        Excess of     Excess of
Decile            Beta*     Return  Riskless Rate**  Riskless Rate+        CAPM)
--------------------------------------------------------------------------------
1-Largest         0.91      11.35%          6.13%           6.49%         -0.36%
2                 1.04      13.25%          8.04%           7.39%          0.65%
3                 1.10      13.85%          8.64%           7.82%          0.81%
4                 1.13      14.28%          9.07%           8.04%          1.03%
5                 1.16      14.92%          9.71%           8.26%          1.45%
--------------------------------------------------------------------------------
6                 1.18      15.33%         10.11%           8.45%          1.67%
7                 1.23      15.63%         10.42%           8.80%          1.62%
8                 1.28      16.61%         11.39%           9.12%          2.28%
9                 1.34      17.48%         12.27%           9.57%          2.70%
10-Smallest       1.41      21.57%         16.36%          10.09%          6.27%
--------------------------------------------------------------------------------
Mid-Cap, 3-5      1.12      14.15%          8.94%           7.97%          0.97%
Low-Cap, 6-8      1.22      15.67%         10.46%           8.70%          1.76%
Micro-Cap, 9-10   1.36      18.77%         13.56%           9.68%          3.88%

*Betas are estimated from monthly portfolio total returns in excess of the 30-day U.S. Treasury bill total return versus the S&P 500 total returns in excess of the 30-day U.S. Treasury bill, January 1926-December 2006.

**Historical riskless rate is measured by the 81-year arithmetic mean income return component of 20-year government bonds (5.21 percent).

+ Calculated in the context of the CAPM by multiplying the equity risk premium by beta. The equity risk premium is estimated by the arithmetic mean total return of the S&P 500 (12.34 percent) minus the arithmetic mean income return component of 20-year government bonds (5.21 percent) from 1926-2006.

--------------------------------------------------------------------------------
Graph 7-2
SECURITY MARKET LINE VERSUS SIZE-DECILE PORTFOLIOS OF THE NYSE/AMEX/NASDAQ 1926-2006



                                  [GRAPH HERE]



           Source: Center for Research in Security Prices, University of Chicago
                                                                  (decile data).


--------------------------------------------------------------------------------
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                                                                       Chapter 7
--------------------------------------------------------------------------------



FURTHER ANALYSIS OF THE 10TH DECILE

The size premia presented thus far do a great deal to explain the return due solely to size in publicly traded companies. However, by splitting the l0th decile into two size groupings we can get a closer look at the smallest companies. This magnification of the smallest companies will demonstrate whether the company size to size premia relationship continues to hold true. As previously discussed, the method for determining the size groupings for size premia analysis was to take the stocks traded on the NYSE and break them up into 10 deciles, after which stocks traded on the AMEX and NASDAQ were allocated into the same size groupings. This same methodology was used to split the l0th decile into two parts: 10a and 10b, with 10b being the smaller of the two. This is equivalent to breaking the stocks down into 20 size groupings, with portfolios 19 and 20 representing 10a and 10b.

         Table 7-7 shows that the pattern continues; as companies get smaller their size premium increases. There is a noticeable increase in size premium from 10a to 10b, which can also be demonstrated visually in Graph 7-3. This can be useful in valuing companies that are extremely small. Table 7-6 presents the size, composition, and breakpoints of deciles 10a and 10b. First, the recent number of companies and total decile market capitalization are presented. Then the largest company and its market capitalization are presented.

         Breaking the smallest decile down lowers the significance of the results compared to results for the l0th decile taken as a whole, however. The same holds true for comparing the 10th decile with the Micro-Cap aggregation of the 9th and l0th deciles. The more stocks included in a sample the more significance can be placed on the results. While this is not as much of a factor with the recent years of data, these size premia are constructed with data back to 1926. By breaking the l0th decile down into smaller components we have cut the number of stocks included in each grouping. The change over time of the number of stocks included in the l0th decile for the NYSE/AMEX/NASDAQ is presented in Table 7-8. With fewer stocks included in the analysis early on, there is a strong possibility that just a few stocks can dominate the returns for those early years.

         While the number of companies included in the l0th decile for the early years of our analysis is low, it is not too low to still draw meaningful results even when broken down into subdivisions roa and rob. All things considered, size premia developed for deciles 10a and l0b are significant and can be used in cost of capital analysis. These size premia should greatly enhance the development of cost of capital analysis for very small companies.


--------------------------------------------------------------------------------
Table 7-6
SIZE-DOCILE PORTFOLIOS 10A AND 10B OF THE NYSE/AMEX/NASDAQ,
LARGEST COMPANY AND ITS MARKET CAPITALIZATION
September 30, 2006
--------------------------------------------------------------------------------
                                           Market
                           Recent  Capitalization
           Recent   Docile Market      of Largest
        Number of  Capitalization         Company   Company
Docile  Companies  (in thousands)  (in thousands)   Name
--------------------------------------------------------------------------------
10a           511     124,268,473         314,433   M & F Worldwide Corp.
10b         1,237     103,630,389         173,439   Great Lakes Bancorp Inc. New

Note: These numbers may not aggregate to equal decile 10 figures.
Source: Center for Research in Security Prices, University of Chicago.



--------------------------------------------------------------------------------
138      SBBI Valuation Edition 2007 Yearbook

                                                            Firm Size and Return
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
Table 7-7
LONG-TERM RETURNS IN EXCESS OF CAPM ESTIMATION FOR DECILE PORTFOLIOS OF THE NYSE/AMEX/NASDAQ, WITH 10TH DECILE SPLIT
1926-2006

--------------------------------------------------------------------------------
                                         Realized        Estimated  Size Premium
                        Arithmetic      Return in        Return in    (Return in
                              Mean      Excess of        Excess of     Excess of
                  Beta*     Return  Riskless Rate**  Riskless Rate+        CAPM)
--------------------------------------------------------------------------------
1-Largest         0.91      11.35%          6.13%            6.49%        -0.36%
2                 1.04      13.25%          8.04%            7.39%         0.65%
3                 1.10      13.85%          8.64%            7.82%         0.81%
4                 1.13      14.28%          9.07%            8.04%         1.03%
5                 1.16      14.92%          9.71%            8.26%         1,45%
--------------------------------------------------------------------------------
6                 1.18      15.33%         10.11%            8.45%         1.67%
7                 1.23      15.63%         10.42%            8.80%         1.62%
a                 1.28      16.61%         11.39%            9.12%         2.28%
9                 1.34      17.48%         12.27%            9.57%         2.70%
10a               1.43      19.74%         14.53%           10.17%         4.35%
10b-Smallest      1.39      24.78%         19.57%            9.89%         9.68%
--------------------------------------------------------------------------------
Mid-Cap, 3-5      1.12      14.15%          8.94%            7.97%         0.97%
Low-Cap, 6-8      1.22      15.67%         10.46%            8.70%         1.76%
Micro-Cap, 9-10   1.36      18.77%         13.56%            9.68%         3.88%

*Betas are estimated from monthly portfolio total returns in excess of the 30-day U.S. Treasury bill total return versus the S&P 500 total returns in excess of the 30-day U.S. Treasury bill, January 1926-December 2006.

**Historical riskless rate is measured by the 81-year arithmetic mean income return component of 20-year government bonds (5.21 percent).

+Calculated in the context of the CAPM by multiplying the equity risk premium by beta. The equity risk premium is estimated by the arithmetic mean total return of the S&P 500 (12.34 percent) minus the arithmetic mean income return component of 20-year government bonds (5.21 percent) from 1926-2006.


--------------------------------------------------------------------------------
Graph 7-3
SECURITY MARKET LINE VERSUS SIZE-DECILE PORTFOLIOS OF THE NYSE/AMEX/NASDAQ, WITH 10TH DECILE SPLIT
1926-2006


                                  [GRAPH HERE]



           Source: Center for Research in Security Prices, University of Chicago
                                                                  (decile data).


--------------------------------------------------------------------------------
                                                      Morningstar, Inc.      139

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                                                            Firm Size and Return
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
Table 7-9
LONG-TERM RETURNS IN EXCESS OF CAPM ESTIMATION FOR DECILE PORTFOLIOS OF THE NYSE/AMEX/NASDAQ, WITH NYSE MARKET BENCHMARKS
1926-2006
--------------------------------------------------------------------------------
                                         Realized        Estimated  Size Premium
                        Arithmetic      Return in        Return in    (Return in
                              Mean      Excess of        Excess of     Excess of
Decile            Beta*     Return  Riskless Rate**  Riskless Rate+        CAPM)
--------------------------------------------------------------------------------
1-Largest         0.99      11.35%          6.13%            6.31%        -0.18%
2                 1.12      13.25%          8.04%            7.15%         0.88%
3                 1.17      13.85%          8.64%            7.52%         1.12%
4                 1.21      14.28%          9.07%            7.73%         1.33%
5                 1.23      14.92%          9.71%            7.91%         1.80%
--------------------------------------------------------------------------------
6                 1.26      15.33%         10.11%            8.09%         2.03%
7                 1.31      15.63%         10.42%            8.42%         2.00%
8                 1.36      16.61%         11.39%            8.73%         2.66%
9                 1.43      17.48%         12.27%            9.13%         3.14%
10-Smallest       1.49      21.57%         16.36%            9.58%         6.78%
--------------------------------------------------------------------------------
Mid-Cap, 3-5      1.19      14.15%          8.94%            7.65%         1.29%
Low-Cap, 6-8      1.30      15.67%         10.46%            8.32%         2.13%
Micro-Cap, 9-10   1.44      18.77%         13.56%            9.22%         4.34%

*Betas are estimated from monthly portfolio total returns in excess of the 30-day U.S. Treasury bill total return versus the NYSE total capitalization-weighted index total returns in excess of the 30-day U.S. Treasury bill, January 1926-December 2006.

**Historical riskless rate is measured by the 81-year arithmetic mean income return component of 20-year government bonds (5.21 percent).

+Calculated in the context of the CAPM by multiplying the equity risk premium by beta. The equity risk premium is estimated by the arithmetic mean total return of the NYSE deciles 1-2 (11.62 percent) minus the arithmetic mean income return component of 20-year government bonds (5.21 percent) from 1926-2006.

--------------------------------------------------------------------------------
Graph 7-4
SECURITY MARKET LINE VERSUS SIZE-DECILE PORTFOLIOS OF THE NYSE/AMEX/NASDAQ WITH NYSE MARKET BENCHMARKS
1926-2006


                                  [GRAPH HERE]



           Source: Center for Research in Security Prices, University of Chicago
                                                                  (decile data).


--------------------------------------------------------------------------------
                                                      Morningstar, Inc.      141

                                                            Firm Size and Return
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
Table 7-10
LONG-TERM RETURNS IN EXCESS OF CAPM FOR DECILE PORTFOLIOS OF THE NYSE/AMEX/NASDAQ, WITH SUM BETA
1926-2006
--------------------------------------------------------------------------------
                                         Realized        Estimated  Size Premium
                        Arithmetic      Return in        Return in    (Return in
                   Sum        Mean      Excess of        Excess of     Excess of
Decile            Beta*     Return  Riskless Rate**  Riskless Rate+        CAPM)
--------------------------------------------------------------------------------
1-Largest         0.91      11.35%          6.13%            6.50%        -0.36%
2                 1.06      13.25%          8.04%            7.55%         0.49%
3                 1.13      13.85%          8.64%            8.06%         0.57%
4                 1.20      14.28%          9.07%            8.55%         0.52%
5                 1.24      14.92%          9.71%            8.84%         0.87%
--------------------------------------------------------------------------------
6                 1.31      15.33%         10.11%            9,31%         0.81%
7                 1.38      15.63%         10.42%            9.83%         0.59%
8                 1.48      16.61%         11.39%           10.58%         0.82%
9                 1.55      17.48%         12.27%           11.08%         1.20%
10-Smallest       1.71      21.57%         16.36%           12.20%         4.15%
--------------------------------------------------------------------------------
Mid-Cap, 3.5      1.17      14.15%          8.94%            8.35%         0.59%
Low-Cap, 6-8      1.36      15.67%         10.46%            9.73%         0.72%
Micro-Cap, 9.10   1.60      18.77%         13.56%           11.39%         2.16%


*Betas are estimated from monthly portfolio total returns in excess of the 30-day U.S. Treasury bill total return versus the S&P 500 index total returns in excess of the 30-day U.S. Treasury bill, January 1926-December 2006.

**Historical riskless rate is measured by the 81-year arithmetic mean income return component of 20-year government bonds (5.21 percent),

+Calculated in the context of the CAPM by multiplying the equity risk premium by beta. The equity risk premium is estimated by the arithmetic mean total return of the S&P 500 (12.34 percent) minus the arithmetic mean income return component of 20-year government bonds (5.21 percent) from 1926-2006.

--------------------------------------------------------------------------------
Graph 7-5
SECURITY MARKET LINE VERSUS SIZE-DECILE PORTFOLIOS OF THE NYSE/AMEX/NASDAQ, SUM BETA (WITH LAG) VERSUS UNADJUSTED BETA (WITHOUT LAG)
1926-2006

                                  [GRAPH HERE]



           Source: Center for Research in Security Prices, University of Chicago
                                                                  (decile data).


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                                      D-11

                                                            Firm Size and Return
--------------------------------------------------------------------------------
Table 7-11
LONG-TERM RETURNS IN EXCESS OF CAPM ESTIMATION FOR DOCILE PORTFOLIOS OF THE NYSE/AMEX/NASDAQ, WITH ANNUAL BETA
1926-2006
--------------------------------------------------------------------------------
                                         Realized        Estimated  Size Premium
                        Arithmetic      Return in        Return in    (Return in
                Annual        Mean      Excess of        Excess of     Excess of
Decile            Beta*     Return  Riskless Rate**  Riskless Rate+        CAPM)
--------------------------------------------------------------------------------
1                 0.94      11.35%          6.13%            6.70%        -0.56%
2                 1.04      13.25%          8.04%            7.43%         0.61%
3                 1.08      13.85%          8.64%            7.74%         0.90%
4                 1.17      14.28%          9.07%            8.33%         0.74%
5                 1.20      14.92%          9.71%            8.57%         1.14%
--------------------------------------------------------------------------------
6                 1.20      15.33%         10.11%            8.57%         1.54%
7                 1.30      15.63%         10.42%            9.27%         1.15%
8                 1.37      16.61%         11.39%            9.74%         1.65%
9                 1.45      17.48%         12.27%           10.37%         1.90%
10                1.65      21.57%         16.36%           11.77%         4.59%
--------------------------------------------------------------------------------
Mid-Cap, 3.5      1.13      14.15%          8.94%            8.06%         0.88%
Low-Cap, 6-8      1.27      15.67%         10.46%            9.04%         1.41%
Micro-Cap, 9-10   1.51      18.77%         13.56%           10.79%         2.77%

*Betas are estimated from annual portfolio total returns in excess of the 30-day U.S. Treasury bill total return versus the S&P 500 index total returns in excess of the 30-day U.S. Treasury bill, January 1926-December 2006.

**Historical riskless rate is measured by the 81-year arithmetic mean income return component of 20-year government bonds (5.21 percent).

+Calculated in the context of the CAPM by multiplying the equity risk premium by beta. The equity risk premium is estimated by the arithmetic mean total return of the S&P 500 (12.34 percent) minus the arithmetic mean income return component of 20-year government bonds (5.21 percent) from 1926-2006.

--------------------------------------------------------------------------------
Graph 7-6
SECURITY MARKET LINE VERSUS SIZE-DOCILE PORTFOLIOS OF THE NYSE/AMEX/NASDAQ ANNUAL BETA VERSUS MONTHLY BETA
1926-2006




                                  [GRAPH HERE]



           Source: Center for Research in Security Prices, University of Chicago
                                                                  (decile data).


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